ALAN A. BLAKEBORO DIANA JESSUP LEE RICHARD F. LEE BRUCE W. MCROY MICHAEL E. PFAU DANIEL A. REICKER ANDREW D. SIMONS FERNANDO VELEZ, JR. RICARDO D. BORDALLO JAMES P. GRIFFITH	1421 STATE STREET, SUITE B SANTA BARBARA, CA 93101 TELEPHONE (805) 966-2440 FAX (805) 966-3320 June 8, 2009	MAILING ADDRESS: POST OFFICE BOX 1470 SANTA BARBARA, CA 93102-1470 www.reickerpfau.com DALE E. HANST, RETIRED KURT H. PYLE, RETIRED

Securities and Exchange Commission

Attn:	Perry Hindin, Special Counsel
Daniel F. Duchovny, Special Counsel

Office of Mergers & Acquisitions

One Station Place

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CallWave, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on May 15 and June 2, 2009
File No. 0-50958

Schedule 13E-3 as Amended
Filed on May 15 and June 2, 2009
File No. 005-80281
Response to SEC Comments

Dear Mr. Hindin:

CallWave is electronically transmitting a conformed copy of the Revised Preliminary Proxy Statement on Schedule 14A, as filed on May 15, 2009, and as amended June 2, 2009 (the “Schedule 14A”), and we are providing to you under separate cover a copy of the amended Schedule 14A and exhibits, marked to show changes from the versions of those documents filed with the Securities and Exchange Commission (the “Commission) on May 2, 2009.

CallWave will file an amended Schedule 14A in response to the Commission’s letter dated June 5, 2009. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in that comment letter. We have adjusted the page references below to reflect the pagination of the Schedule 14A and exhibits for the Staff’s convenience. In addition to responding to the Staff’s comment letter, the Schedule 14A incorporates certain changes and additional disclosure that CallWave deems necessary or appropriate.

We acknowledge on behalf of CallWave, the filing person, that (1) CallWave is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) CallWave may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Attn:	Perry Hindin, Special Counsel
	Daniel F. Duchovny, Special Counsel	2	June 8, 2009

Schedule 13E-3/A

General

1.	Please be sure to include all disclosure contained in the Schedule 13E-3 in the information the Company ultimately disseminates to security holders. For example, we note that the information contained in the second paragraph of Item 3(b) of the Schedule 13E-3 is not provided in the preliminary proxy statement. See Exchange Act Rule 13e-3(e). With respect to this disclosure, please remove the knowledge qualifier.

RESPONSE: We have revised the section of the proxy statement entitled “Information About the Company,” beginning on page 73, and made conforming changes to other portions of the proxy statement to include all of the information required by Schedule 13(e)-3. We have removed the knowledge qualifier from Item 3(b) of the Schedule 13E-3, and the corresponding disclosure at the bottom of page 73 of the proxy statement.

Introduction

2.	We note you refer to this solicitation as one that may occur depending on the results of the tender offer. Given that you will only solicit proxies if the tender does not produce the desired result, please revise your disclosure here and throughout the proxy statement, as necessary, to refer to change the nature of your disclosure to reflect the results of the tender offer and the certainty of your solicitation.

RESPONSE: We have revised the introduction of the Schedule 13E-3, and made conforming changes throughout the document and the proxy statement to include the results of the tender offer and to note that because CallWave has over 300 beneficial holders, it is proceeding with the special meeting to consider the stock splits.

Proxy Statement on Schedule 14A

General

3.	Update all of your disclosure to reflect the results of the tender offer. We note, for example, your disclosure relating to the premium of the offer price/stock split cashout over recent market prices throughout your proxy statement and to the percentage of outstanding shares held by your officers and directors on page 60 of the proxy statement. With respect to the premium of the cashout, please revise your disclosure to provide the premium, if any, over the most recent closing price of the Company’s shares.

RESPONSE: We have revised the first page of the proxy statement and made conforming changes throughout the document to reflect the results of the tender offer. We have revised the sixth bullet point on page 28 and made conforming changes throughout the document to note that there is no premium over the stock split cashout price over the market price of our common stock since the commencement of the tender offer. We have updated the percentage of outstanding shares held by CallWave’s officers and directors on page 60 of the proxy statement to reflect the results of the tender offer and made conforming changes throughout the document.

Securities and Exchange Commission
Attn:	Perry Hindin, Special Counsel
	Daniel F. Duchovny, Special Counsel	3	June 8, 2009

4.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

RESPONSE: We confirm that CallWave will post the proxy materials on a publicly-accessible Internet Web site. We amended the notice to stockholders preceding the proxy statement to include a notice that the materials are accessible on our website.

Summary Term Sheet–What are the reasons for the going private transaction? page 5

5.	We note your disclosure in the last paragraph of the answer to this question and we note that your stock has closed at a price higher than $1 per share since May 5, 2009. Please revise your disclosure to explain how this affects your potential delisting, if at all.

RESPONSE: We have revised the sixth and seventh paragraphs of page 5 of the proxy statement to indicate that since the commencement of the tender offer our stock has closed at a price higher than $1 per share due to the price support provided by the tender offer price in the tender offer. Therefore we cannot predict that our stock price will remain above $1 per share if the Company abandons the going private transaction and, if the stock again trades below $1.00, we will be subject to delisting.

Background of the going private transaction, page 15

6.	We note disclosure in the third paragraph on page 20 that Seven Hills “discussed with the Company a preliminary financial analysis of potential per share transaction prices of the Company’s common stock based upon three analysis” and “also presented as supplemental information a discounted cash flow analysis.” Each presentation, discussion, or report held with or presented by Seven Hills, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revised to summarize the discounted cash flow analysis. Please also describe the results of the analyses presented by Seven Hills on March 22, 2009, to the independent committee and disclose the per share value of the Company’s common stock that Seven Hills used to perform it s analyses.

RESPONSE: We have revised the third paragraph on the bottom of page 20 and top of page 21 to summarize the discounted cash flow analysis of Seven Hills and to disclose the results of such analyses and the per share value of the Company’s common stock that Seven Hills used to perform its analyses.

Fairness of the Going Private Transaction, page 25

7.	Please revise the last paragraph under the caption “Conclusions of Independent Committee” to refer to the going private transaction rather than only the tender offer.

RESPONSE: We have revised the referenced paragraph at the bottom of page 27 to refer to the going private transaction rather than only the tender offer.

Securities and Exchange Commission
Attn:	Perry Hindin, Special Counsel
	Daniel F. Duchovny, Special Counsel	4	June 8, 2009

How the Board Will Determine Whether to Effect the Stock Splits, page 70.

8.	Disclose how the board will provide notice to security holders if it decides to abandon the reverse split.

RESPONSE: We revised the disclosure on page 70 to note how the board will provide notice to security holders if it decides to abandon the reverse split.

Schedule 1

Security Ownership of Certain Beneficial Owners and Management, page S-3

9.	We note in footnote 2 to the table in this section that the persons listed therein disclaim beneficial ownership “except to the extent of his pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

RESPONSE: We have removed the reference from footnote 2 of the table.

Should the Staff have any additional comments or questions, please direct such questions to the undersigned at (805) 966-2440, ext. 444, or Fernando Velez, Jr., at ext. 443.

Very truly yours,

REICKER, PFAU, PYLE & McROY LLP

By	/s/ Michael E. Pfau
Michael E. Pfau

MEP:mc

cc:	Fernando Velez, Jr.

Mr. Jeffrey B. Cavins

Mr. Mark Stubbs

Mr. Michael Luxton

(all by email)